UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 28, 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        On October 27, 2008 Hadera Paper Ltd. (the “Company”) filed with the Israeli Securities Authority a report amending its report dated September 25, 2008, regarding its intention to enter into a lease agreement (the “Agreement”) with Bayside Land Corporation Ltd., a company listed on Tel Aviv Stock Exchange and controlled by the Company’s indirect controlling shareholder. On September 25, 2008, the Company’s Audit Committee and Board of Directors approved the transaction. At the Special General Meeting of shareholders of the Company to be held on November 3, 2008, the shareholders of the Company will be asked to approve the Agreement (the “Meeting”). The Proxy Statement regarding the Meeting and the Agreement was furnished on Form 6-K to the Securities and Exchange Commission on October 15, 2008 as Exhibit 99.1 (the “Proxy Statement”).

        The amending report includes, among others, the following amendments to Section 7.1 of the Appraisal Report, a translation of which was attached as Appendix A to the Proxy Statement:

—	A paragraph following the first paragraph was added stating that: “From comparative data it seems that the average rent requested for a square meter of logistic storage, at a height of 7-12 meters, is between NIS 40-42 per square meter per month, and at a reduction of 5% per requested price on the low side of the requested rent, the average sum is NIS 38 per square meter per month”.

—	A paragraph following the third paragraph was added stating that: “Negotiations are being conducted in the “Lev Ha’Aretz Industrial Area”, next to the Kesem Interchange, regarding the lease of empty and developed real estate (a fenced lot, with peripheral electricity and asphalt) at a base of NIS 12 per square meter of real estate. In this case, the said real estate is partially developed real estate which includes a covering layer (and not just asphalt) and the working assumption is that in the framework of the negotiations it is reasonable to expect a lower price for the property which is subject to the appraisal”.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: October 28, 2008